EXHIBIT 4(a)(2)

AMENDED AND RESTATED
MEMORANDUM OF UNDERSTANDING

1. This Amended and Restated Memorandum of Understanding (this "Restated MOU") is entered into this 9th day of February 2001 by and among International Thunderbird Gaming Corporation ("Thunderbird"), T.H.E. Venezuelan Entertainment, C.A. ("TVE"), Entertainment & Ventures Consultants, Inc. ("EVC"), and International Thunderbird Gaming (Panama) Corporation ("Thunderbird-Panama") (collectively referred to as the "Shareholders"). This Restated MOU amends and restates in its entirety that certain MOU entered into by and among the Shareholders dated 22 June 2000 (the "Original MOU").

2. Each Shareholder presently owns a direct or indirect interest in a holding company known as South American Entertain Investments, Inc. ("SAEI"). SAEI was formed in January of 200 for the purpose of creating a legal framework to develop, construct, install, and operate casino and other gaming facilities in Venezuela. Presently, the equity structure of SAEI is as follows: Thunderbird (33%), TVE (33%) EVC (20%) and Thunderbird-Panama (14%). SAEI's first investment was the funding and capitalization of a Venezuelan operating company known as Fiesta Casinos Guayana, C.A. ("FCG"). FCG was recently awarded a pre-license to install a casino in the Inter-Continental Hotel in Puerto Ordaz, Venezuela from the "Comision Nacional de Casinos, Salas de Bingo y Maqunias Traganiqueles" (the "Gaming Law" prohibits foreign equity ownership in a Venezuelan gaming licensee to exceed eighty percent (80%). As a result of this legal requirement, the Shareholders agreed that the equity in FCG would be held 80% by SAEI and 20% by TVE, a Venezuelan entity. Nonetheless, all Shareholders acknowledge and agree that the intended and actual equity positions in FCG are identical to the current equity structure of SAEI and, in order to accurately document such agreement, TVE agrees to execute an assignment agreement irrevocably assigning all of its shareholder rights in FCG for the pro-rata benefit of each of the Shareholders in SAEI. In addition, each Shareholder agrees that all financial and other benefits and costs that accrue to TVE due to its 20% equity position in FCG shall be transferred to the SAEI Shareholders on a pro-rata basis.

3. FCG recently obtained a Venezuelan Bolivares loan in an amount equal to US$3,000,000 for a three-year term from a local Venezuelan financial institution to help finance the development, build-out, installation and opening of the FCG casino. This loan was secured by a pledge of FCG's stock and a corporate guaranty by Thunderbird. Thunderbird agreed to provide its guaranty subject to each Shareholder agreeing to indemnify Thunderbird up to that amount which is equal to its pro-rata share in SAEI. In order to perfect this indemnification, each Shareholder agrees to execute simultaneously herewith the "Del Sur Indemnity Agreement" attached hereto as "Exhibit A." In addition, FCG recently secured a two compliance bonds from Interbank Seguros, S.A. in a combined amount equal to US $2,400,000 to guarantee the completion of the construction of the "Event Center" ($2,000,000) and the remodeling and installation of the "Casino" ($400,000) in Puerto Ordaz. These bonds were secured by a guaranty issued by Hotel Tamanaco, C.A. ("HTCA") (on behalf of TVE) subject to each Shareholder agreeing to indemnify HTCA up to that amount which is equal to its Shareholder agreeing to indemnify HTCA up to that amount which is equal to its pro-rata share in SAEI. In order to perfect this indemnification, each Shareholder agrees to execute simultaneously herewith the "Bond Guaranty Agreement" attached hereto as Exhibit B. Finally, FCG has purchased from IGT a certain number of slot machines to be installed in the "Casino" in Puerto Ordaz. This purchase, in the amount of $461,503, was financed by IGT and guaranteed by Thunderbird-Panama subject to each Shareholder agreeing to indemnify Thunderbird-Panama up to that amount which is equal to its pro-rata share in SAEI. In order to perfect this indemnification, each Shareholder agrees to execute simultaneously herewith the "Equity Guaranty Agreement" attached hereto as Exhibit C. Going forward, each Shareholder agrees to indemnify, to the extent of its pro-rata equity position in SAEI or any other Holding Company, as the case may be, any and all other Shareholders for any future guaranty issued by it on behalf of FCG or other Operating Company so long as such guaranty has received written approval from the Board of Directors of SAEI or other appropriate Holding Company.

4. The Shareholders have determined that a restructuring of the entities under which they operate is necessary to pursue and successfully achieve the objectives of developing, installing and operating casinos in Venezuela. This determination is based on the Shareholders' desire to (i) strengthen the local equity position in FCG and all future Operating Companies, (ii) clarify the corporate governance of FCG, SAEI and each new Operating Company and Holding Company it forms, and (iii) allow each Shareholder to comply with its respective legal, tax, financial and public reporting requirements.

5. As a result of this determination, the Shareholders have agreed to restructure the equity positions in SAEI. Each Shareholder agrees to allow TVE to increase its equity position in SAEI from thirty-three percent (33%) to forty-three percent (43%). Each of the other Shareholders of SAEI agrees to this increase in TVE's equity position, and as a consequence, each such other Shareholder agrees to reduce its respective equity position in SAEI so that the new equity structure of SAEI would be as follows:

SAEI:

    TVE (43%)
    THUNDERBIRD (30%)
    EVC (15%)
    THUNDERBIRD-PANAMA (12%

FCG:
    SAEI (80%)
    TVE (20%)

6. In consideration for its increased equity position, TVE agrees to contribute to SAEI an amount equal to $689,868 according to the schedule herein set forth or as otherwise agreed to in writing by the parties hereto:

a. $500,000 in cash (representing 10% increase in capital position)
b. $189,868 in cash (representing its increased pro-rata share of SAEI cash calls to date and FCG accumulated incurred expenses through November 30, 2000).

$150,000 December 12, 2000
$239,868 January 12, 2001
$100,000 February 12, 2001
$100,000 March 12, 2001
$100,000 April 12, 2001

7. The Shareholders intend to establish one or more new operating companies in the future for new casino and other gaming projects in Venezuela (each referred to as an "Operating Company"). Presently, the Shareholders have identified three new casino projects, one each in the cities of Maracaibo, Valencia and Caracas, Venezuela. In order to pursue the development of these new projects, the Shareholders agree to form a new Operating Company for each location (i.e. Fiesta Casinos Del Lago ("FCDL"), Fiesta Casinos Valencia, and Fiesta Casinos Tamanaco. The Shareholders agree that the equity structure of each new Operating Company shall be constituted as follows:
  TVE (43%)
  Thunderbird (40%)
  EVC (17%)

8. The Shareholders intend to establish one or more new holding companies ("Holding Companies") in the future to purchase and hold shares in each of the new Operating Companies.

9. The Shareholders agree to subject an application to the Gaming Commission to seek approval for each new Operating Company to be qualified as a legal owner/licensee of a casino or other gaming facility in Venezuela.

10. Subject to local Venezuelan corporate law, each Shareholder agrees that any and all decisions involving capital contributions, dividend distributions, share transfers, liquidation rights, voting rights, and all other rights of the Shareholders (collectively, the "Shareholders Rights") in FCG, SAEI and all future Operating Companies and Holding Companies shall be made according to each Shareholder's respective equity position therein unless otherwise agreed to in writing.

11. All rights and obligations of the Shareholders in FCG, SAEI and all future Operating Companies and Holding Companies shall be established in specific "Shareholder Agreements") which shall be supplemented with any other ancillary agreement determined to be necessary to carry out in good faith the spirit and intent of this Restated MOU. Each Shareholder Agreement shall contain a clear description of all Shareholders Rights and obligations and include provisions that will determine how FCG, SAEI and all future Operating Companies and Holding Companies, respectively, shall be managed and operated.

12. Each Shareholder agrees that the Board of Directors for FCG and SAEI shall be reconstituted to more accurately reflect the capital restructuring set forth and agreed to hereinabove. The reconstituted Boards of Directors for FCG and SAEI shall be comprised of six members, three from TVE, two from Thunderbird and one from EVC. In the case of a deadlock on any issue voted on by the Board, Jack Mitchell, in his capacity as President of Thunderbird, shall have the tie-breaking vote. It is the intent of the Shareholders to implement these changes to the Boards of FCG and SAEI after the opening of the FCG casino and the issuance of the permanent "Operational License" by the Gaming Commission. At such time, the appropriate Shareholders' and Board meetings shall be held to legally document and register such changes. In the interim, the Shareholders agree to create and implement an interim decision-making mechanism to assure prudent and timely decisions are made to facilitate the completion and opening of the casino in Puerto Ordaz.

13. Each Shareholder agrees that, for each new Operating Company and Holding Company established, a Board of Directors shall be formed identical in number and function as the reconstituted Boards of SAEI and FCG described in Paragraph #12 above.

14. Subject to the terms and conditions agreed to in each Shareholder Agreement, if a Shareholder chooses to sell its shares in FCG, SAEI or any operating Company or Holding Company formed in the future, the remaining Shareholder(s) shall have the first right of refusal to purchase any or all of such shares being sold in accordance with its pro-rata equity share therein, and, upon a decline to do the same by any one or more of the other eligible Shareholder(s), the non-declining Shareholder(s) shall have the first right to purchase all remaining shares in accordance with its respective pro-rata equity share therein. Each Shareholder reserves the right to decline participation in any future gaming project in Venezuela identified or proposed by any other Shareholder without jeopardizing its participation in FCG or SAEI or any other existing or new Operating Company or Holding Company.

15. Each Shareholder acknowledges and agrees that the following accurately identifies the Shareholder cash capital contributions invested in FCG as of the date hereof:

Shareholder                         Amount of Contribution
    Thunderbird                  $346,500
    TVE                             $346,500
    EVC                             $210,000
    Thunderbird-Panama     $147,000

16. Each Shareholder acknowledges and agrees that the following accurately identifies the expenses incurred toward the development of FCG and further agrees that all expenses incurred through January 31, 2001 shall be reimbursed from first available cash flow from the FCG casino on a pro-rata basis:

17. Each Shareholder agrees that final acknowledgment and recognition of the cash call amounts and the accumulated incurred expenses set forth in paragraphs #15 & #16 above shall be subject to completion of an independent audit.

18. Each Shareholder agrees to fund all future capital requirements necessary to complete the build-out of the FCG casino and Event Center on a pro rata basis.

19. Each Shareholder agrees that all pre-approved expenses directly attributable to the development of any future casino project in Venezuela incurred by any Shareholder shall be reimbursed to such Shareholder in a timely manner by the appropriate Operating Company or Holding Company. The Shareholders agree to create and implement an approval mechanism that shall provide for prudent and timely decisions.

20. It is the intent of the Shareholders to structure all future gaming projects in Venezuela according to the terms and conditions set forth in this Restated MOU.

21. Each Shareholder agrees in good faith to perform all acts and execute all additional documents necessary to carry out the full intent of the agreements set forth herein.

22. Each Shareholder acknowledges and agrees that this Restated MOU amends and restates in its entirety the Original MOU. This Restated MOU contains the complete understanding and agreement of each of the Shareholders with respect to the content hereof.

23. This Restated MOU may be executed by facsimile in two or more counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

International Thunderbird Gaming Corporation

/s/ Jack R. Mitchell
By: Jack R. Mitchell
Its: President

T.H.E. Venezuelan Entertainment, C.A.

/s/ Daniel Matos for "Tamanaco
By: Daniel Matos for "Tamanaco
Entertainment, C.A."
Its: President

Entertainment & Ventures Consultants, Inc.

/s/ Harry Strunz Jimenez
By: Harry Strunz Jimenez
Its: President

International Thunderbird Gaming (Panama) Corporation

/s/ Clay Hardin
By: Clay Hardin
Its: President